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SECU[...]MMISSION

11019569

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| SEC FILE NUMBER |
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| 8-68258 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/20/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Amur Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street, 40th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

JD 3/30

## Amur Advisors LLC
### (a wholly owned subsidiary of Amur Capital Group LLC)

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Amur Advisors LLC at December 31, 2010, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me this 24th
day of February, 2011

GAYLE G. BRAUNSTEIN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/19/2015

EISNERAMPER
ACCOUNTANTS & ADVISORS

# AMUR ADVISORS LLC

(a wholly owned subsidiary of Amur Capital Group LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**INDEPENDENT AUDITORS' REPORT**

To the Member of
Amur Advisors LLC

We have audited the accompanying statement of financial condition of Amur Advisors LLC (the "Company") (a wholly owned subsidiary of Amur Capital Group LLC) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amur Advisors LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2011

# AMUR ADVISORS LLC
## (a wholly owned subsidiary of Amur Capital Group LLC)

## Statement of Financial Condition
## December 31, 2010

| | |
|---|---|
| **Assets** | |
| Cash | $ 53,442 |
| Due from clearing broker | 315,775 |
| Due from Parent | 335,000 |
| Other assets | 10,224 |
| Total assets | $ 714,441 |
| | |
| **Liabilities and Member's Equity** | |
| Accounts payable and accrued expenses | $ 23,856 |
| Member's equity | 690,585 |
| Total liabilities and member's equity | $ 714,441 |

See notes to Statement of Financial Condition

## Notes to Statement of Financial Condition
## December 31, 2010

### 1. Organization and Business

Amur Advisors LLC (the "Company"), a wholly owned subsidiary of Amur Capital Group LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on April 4, 2009. On November 20, 2009, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

As an introducing broker-dealer, the Company acts primarily as a broker or dealer selling corporate debt securities and actively engages in private placements.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent events have been evaluated through the date of issuance.

**Commissions and Clearing Costs**
All commission and clearing costs are recorded on a trade-date basis.

**Cash**
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Income Taxes**
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. At present, the Company is only doing business in New York State and City. For the year ended, the Company has no income from jurisdictions which would impose income tax on it. The Company has no uncertain tax positions. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

### 3. Transactions with Related Parties

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services.

The Company made a noninterest bearing advance to the Parent in the amount of $500,000, of which $100,000 was repaid and $65,000 was a reduction as a result of an offset of amounts owed under the administrative services agreement. The Parent intends to continue to repay the loan via future offsets of amounts owed under the administrative services agreement and periodic cash repayments. As of December 31, 2010, the outstanding advance balance of $335,000 was converted to a non-interest bearing note with a maturity date of December 31, 2015. Per the terms, the note shall be repaid by an offset of the payments of the fees owed by the Company to the Parent under the administrative services agreement.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements, with related parties, may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

## 4. Due from Clearing Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statement for this indemnification.

## 5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of approximately $345,000 which exceeded the required net capital by approximately $340,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

## 6. Concentration

Substantially all of the assets of the Company are held by a single bank and a single clearing broker-dealer.

**7. Subsequent Event**

On February 4, 2011, the Company made a capital distribution in the amount of $120,000.